Exhibit 12
MGM MIRAGE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands)
Earnings
Income from continuing operations before income taxes	$262,596	$457,927	$343,660	$555,815	$678,900
Fixed charges (see below)	420,092	355,587	372,779	418,950	704,328
Less: Capitalized interest	(78,608)	(61,712)	(15,234)	(23,005)	(29,527)
Less: Capitalized interest of unconsolidated affiliates	(3,343)	(9,543)	(9,112)	—	(1,067)

	600,737	742,259	692,093	951,760	1,352,634

Fixed Charges
Interest expense(1)	414,379	345,448	352,820	401,391	685,686
Interest expense of unconsolidated subsidiaries	5,713	10,139	19,959	17,559	18,642

	420,092	355,587	372,779	418,950	704,328

Ratio of Earnings to Fixed Charges	1.43x	2.09x	1.86x	2.27x	1.92x

(1)	Gross interest expense, before capitalized interest, including amortization of debt discount and debt issuance costs. Does not include the interest factor of rental expense as these amounts are not material.